TSX: NGD NYSE American: NGD

NEW GOLD PROVIDES NOTICE OF RELEASE OF SECOND QUARTER 2024 RESULTS AND CONFERENCE CALL

July 09, 2024 – New Gold Inc. ("New Gold" or the "Company") (TSX and NYSE American: NGD) is providing notice that it will release its second quarter 2024 operational and financial results after market close on Tuesday, July 30, 2024. The Company will host its second quarter 2024 earnings conference call and webcast on Wednesday, July 31, 2024 at 8:30 am Eastern Time.

Second Quarter 2024 Conference Call and Webcast

- Participants may listen to the webcast by registering on our website at www.newgold.com or via the following link https://app.webinar.net/ZEQL5OjmYVP
- Participants may also listen to the conference call by calling North American toll free 1-888-664-6383, or 1-416-764-8650 outside of the U.S. and Canada, passcode 26329578.
- To join the conference call without operator assistance, you may register and enter your phone number at https://emportal.ink/3Rwf1KB to receive an instant automated call back.
- A recorded playback of the conference call will be available until August 31, 2024 by calling North American toll free 1-888-390-0541, or 1-416-764-8677 outside of the U.S. and Canada, passcode 329578. An archived webcast will also be available at www.newgold.com.

About New Gold

New Gold is a Canadian-focused intermediate mining company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. The Company also holds other Canadian-focused investments. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit **www.newgold.com**.

For further information, please contact:

Ankit Shah
Executive Vice President, Strategy & Business Development
Direct: +1 (416) 324-6027
Email: ankit.shah@newgold.com

Brandon Throop
Director, Investor Relations
Direct: +1 (647) 264-5027
Email: brandon.throop@newgold.com